UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:
811-06114				February 28, 2026
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:
Cavanal Hill Funds
4. Address of principal executive office (number, street, city, state, zip code):
Citi Fund Services of Ohio, Inc., 4400 Easton Commons, Suite 200, Columbus, Ohio 43219

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

Independent Accountants’ Report

To the Board of Trustees of Cavanal Hill Funds:

We have examined management of Cavanal Hill Funds’ assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Cavanal Hill Funds (individually, U.S. Treasury Fund, Government Securities Money Market Fund, Limited Duration Fund, Bond Fund, Strategic Enhanced Yield Fund, Ultra Short Tax-Free Income Fund, World Energy Fund, and Hedged Equity Income Fund) (collectively, the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) (the specified requirements) as of February 28, 2026. Cavanal Hill Funds’ management is responsible for its assertion. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of February 28, 2026, the examination date we selected without prior notice to management, and with respect to agreement of security purchases and sales, for the period from August 31, 2025 (the date of our last examination) through February 28, 2026:

1.	Confirmation of all securities held by Bank of Oklahoma, N.A. (the Custodian) on behalf of the Funds;

2.	Reconciliation of all such securities to the books and records of the Funds and Custodian and inspection of relevant trade documentation for reconciling items;

3.	Confirmation of all securities held in book entry form by Federal Reserve Bank and The Bank of New York Mellon on behalf of the Custodian at an omnibus level;

4.	Reconciliation of a sample of Custodian investment positions held on behalf of the Custodian at an omnibus level at the Federal Reserve Bank and The Bank of New York Mellon and inspection of relevant documentation for reconciling items;

5.	Confirmation with brokers or inspection of documentation of all securities purchased/sold but not received/delivered;

6.	Confirmation of all repurchase agreements as of February 28, 2026 with brokers/banks and agreement of underlying collateral with the Custodian’s records and:

7.	Agreement of 20 security purchases and 20 security sales since August 31, 2025 from the books and records of the Funds to trade documentation and bank statements.

Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2026, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Columbus, Ohio

May 26, 2026

May 26, 2026

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Cavanal Hill Funds - U.S. Treasury Fund, Government Securities Money Market Fund, Limited Duration Fund, Bond Fund, Strategic Enhanced Yield Fund, Ultra Short Tax-Free Income Fund, World Energy Fund, and Hedged Equity Income Fund (collectively, the Funds) - are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2026 and from August 31, 2025 (the date of the Funds’ last examination) through February 28, 2026.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as February 28, 2026 and from August 31, 2025 (the date of the Funds’ last examination) through February 28, 2026, with respect to securities reflected in the investment accounts of the Funds.

Cavanal Hill Funds

/s/ Jerica Newbill

Jerica Newbill

Treasurer